UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the term “Company,” refers to DDC Enterprise Limited.

1. Changes in Registrant’s Certifying Accountant.

(a) Dismissal of Previous Independent Registered Public Accounting Firm.

The Company has reviewed its needs and potential public accounting firms to determine the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023, and the fiscal year ending December 31, 2024.

On August 30, 2024 (the “Effective Date”), the Company dismissed KPMG Huazhen LLP (“KPMG”) as the Company’s independent registered public accounting firm. The dismissal of the Company’s independent registered public accounting firm was approved by the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company as of the Effective Date.

KPMG’s audit report on the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG’s report on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021, contained separate paragraphs stating that:

i.	“the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(a) to the consolidated financial statements, the Company has incurred a loss from operations, had net cash used in operating activities, net current liabilities and an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty” and;

ii.	“as discussed in note 2(p) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of Accounting Standards Codification Topic 842, Leases.”

During the Company’s fiscal years ended December 31, 2022 and 2021 and the subsequent annual and interim period through (and including) the Effective Date, there were (i) no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the disagreements in connection with KPMG’s report, and (ii) no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except that KPMG advised the Company of a material weakness in the Company’s internal control over financial reporting that relates to the Company’s lack of sufficient financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

The Company provided KPMG with a copy of the disclosures in this Report prior to filing this Report with the SEC. The Company has requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agrees to the statements above. That letter is filed as Exhibit 99.1 to this Report.

(b) Appointment of New Independent Registered Public Accounting Firm.

As of the Effective Date, the Company appointed Marcum Asia (“Marcum”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024. The appointment of Marcum was approved by the Audit Committee as of the Effective Date.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through the Effective Date, neither the Company nor anyone acting on its behalf consulted with Marcum, regarding either: (i) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

2. Change in Co-CFO and Resignation of Director

As of August 30, 2024, Katherine Lui resigned as the Company’s Co-Chief Financial Officer and as a member of the Board of Directors, and Tony Tao was appointed as the Company’s Co-Chief Financial Officer and Principal Accounting Officer. Mr. Tao will provide services through service agreements between the Company’s subsidiaries and a consulting firm owned by Mr. Tao (the “Services Agreements”), which may be terminated by either party upon two months’ notice. The Services Agreements require that Mr. Tao provide accounting and other related services for one year for total annual compensation of HK$2.64M, payable in arrears on a monthly basis, and approximately HK$40,000 of which may be paid monthly in the Company’s Class A Ordinary shares. Additionally, Mr. Tao may be paid up to 100,000 Class A Ordinary shares upon the achievement of certain milestones. Payments in the form of Class A Ordinary shares shall be subject to the terms and conditions of the Company’s 2023 Employee Share Option Plan, as amended. The Company does not expect to enter into its form of executive employment agreement with Mr. Tao.

Mr. Tao has been the founder of Shanghai ETS Management Consulting Co., Ltd (“ETS”) since January 2019. ETS offers financial due diligence services to investment funds, acting CFO services for high growth, market share capturing, hi-tech / internet enterprises and M&A consulting services. From July 2010 to January 2019, Mr. Tao worked in CanAsia Consulting and specialized in financial consulting services. From January 2008 to July 2010, Mr. Tao worked in the Ernst & Young Shanghai office and prior to that, from July 2005 to January 2008, Mr. Tao was an accountant at East Asia Sentinel Group. He is a member of the Chinese Institute of Certified Public Accountants and member of The Association of Chartered Certified Accountants. Mr. Tao graduated with a bachelor’s degree of International Audit from Nanjing Audit University in 2005.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Services Agreements with Tony Tao dated August 30, 2024
99.1	Letter dated August 30, 2024 from KPMG to the SEC

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: August 30, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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